Why Book Publishing Companies Are Relatively Safe Investments
By Steve Piersanti, October 19, 2019

Compared to many other places where individuals and companies can invest money, book publishing companies are relatively safe investments.

This is because books have ongoing sales and value outside of the continuing operation of the company that published them. Books that are selling well will usually continue selling well whether or not the company that published them continues to market them or even is still in business, as long as the rights to sell the books have been transferred to another owner of the books and that owner makes those books available for sale.

And this is because the sales of most books that are selling well are driven by factors other than the publishers' ongoing marketing efforts, including the appeal and value of the books, the following and outreach of the authors, word-of-mouth recommendations by readers of the books, and the adoption of the books in classroom curricula and training program curricula (which often will use the same books for years). Active marketing of these books can further boost sales but the books have an continuing sales stream without ongoing marketing.

Furthermore, this is because books are usually known much more by their title and author than by their publisher. This makes it relatively easy to transfer the rights to sell books from one publisher to another. And this happens frequently in the book publishing world: company A buys the assets of company B and immediately starts selling all of the books published by company B—or company A buys one list of books (such as the business titles) of company C and immediately starts selling these titles.

I learned these lessons the hard way in 1988 when I was beginning to run Jossey-Bass Inc., Publishers, and I had the opportunity to buy the assets of a financially insolvent new publishing company, Learning Concepts, which consisted of about 20 books that had been published over the previous few years. These books were mostly a good fit with the Jossey-Bass list, but a big problem in my mind was that it appeared that Jossey-Bass would have had to assume the approximately $500,000 of debt of this publishing company, which was huge in relation to the small revenues of this new company. And so I passed on this opportunity. This turned out to be an enormous mistake. All-by-itself, a single Learning Concepts title has since generated revenues and profit that have earned out dozens of times over what the cost of acquiring this company would have been in 1988. When I was looking at Learning Concepts, one of its most successful titles was *Flawless Consulting,* which had sold around 5,000 copies since its publication a little more than a year previously. What I could not have known was that this one title would go on to sell (through the companies that did purchase the Learning Concepts assets) hundreds of thousands of copies at prices between $40 and $69, generating over $25 million of revenues and likely more than $16 million of profit (given its high price tag). I don't know how well the other Learning Concepts titles did after they were acquired, but such is the nature of book publishing that a few successful titles can make an investment pay off.

Moreover, the relative safety and positive dynamics of book publishing company investments are even greater than conveyed in my example above. Whereas I could not have known that a book that had sold 5,000 copies in its first year would go on to sell hundreds of thousands of copies, investors in book publishing companies have far better information on which to base their valuations. They can simply review the year-by-year sales information of the perennial top-selling titles of those companies—which usually generate the bulk (often 60 to 80 percent) of the revenues of the companies. And in most cases those top-selling titles will continue a high level of sales for years (not just months), even if they are being sold by a company other than the company that originally published them, as discussed above.

This is a major reason why, in the mergers and acquisitions world, publishing companies tend to be valued at a multiple of revenues rather than at a multiple of profit. It is relatively easy for the acquiring company to rapidly take ownership of all of the books it is acquiring and to keep selling them at the sales levels that those titles previously enjoyed—and then to realize large profits from the sales of those titles (even if the acquired company was not profitable) by not duplicating the expense structure of the acquired company. Trade publishing companies are often valued at between .7 and 1.5 multiples of their annual revenue, while professional publishing companies and textbook publishing companies are often valued at higher multiples of revenues, as high as 2X to 3X. The profitability of a publishing company comes into play in determining where in these ranges the company is valued along with other factors, including how focused is the company's publication list (more focused lists, such as business book lists, are generally valued higher) and the reputation and market strength of the publisher.

To see how this dynamic of year-after-year large sales plays out, please see the attached chart of sales over the past five years of some of Berrett-Koehler's top-selling titles. These six titles are generating, by themselves, over $2 million in net revenues year-after-year.

What is especially remarkable in Berrett-Koehler's case is how many years these titles have continued generating large sales year-after-year. This has been true ever since *Love 'Em or Lose 'Em* was published in 1999; *Leadership and Self-Deception* was published in 2000; *Eat That Frog!* was published in 2001; *The Anatomy of Peace* was published in 2006; *Trauma Stewardship* was published in 2009; and *Humble Inquiry* was published in 2013. BK emphasizes publishing books that provide foundational, enduring value, rather than trying to respond to current headlines, and so BK's publications tend to remain relevant and useful for many years.

The dynamics described above play out even in the unfortunate event of the bankruptcy and closure of the publishing company. Whereas most non-book-publishing companies lose all or nearly all of their value if the company shuts down, this is not generally the case for book publishers. The assets of the company—including publication agreements—could be sold to another publishing company. Or, until the company is sold or as an alternative to selling the company, the owners of the company's assets could instruct the company's distributor(s) to keep selling its books. In Berrett-Koehler's case, the company's debtors and preferred shareholders could likely be made whole with their investments in well under a year by having BK's two distributors keep selling existing inventory, all of which is already in their warehouses.